JUAN-CARLOS HÉCTOR

42708 Keiller Terrace Ashburn VA, 20147

jhector@exodospirits.com

321-246-3621

PRESIDENT & CEO

SECURITY CLEARANCE

- TS/SCI with Full Scope Polygraph

EDUCATION

- Masters of Systems Engineering. George Washington University Washington DC (Expected completion: 2014)
- Bachelor of Science in Information Technology – University of Phoenix, Arlington, VA. 2006.
- Associate of Science in Computer Science w/emphasis on Networking and Programming – Florida Technical College. 2000

SUMMARY OF QUALIFICATIONS

- Over 4 years as President & CEO of Éxodo Spirits Co. Achieved brand development, financial planning, market launch development and strategy deployment/distribution to several different markets nationwide U.S. Developed new international distribution capabilities through Amazon Glabal.
- Over 12 years of systems engineering and project management experience. Provided systems architecture, implementation and systems dependencies requirements of hardware and software components.
- Lead a team in life-cycle support efforts, including maintenance, administration and management support.
- Experienced building detailed projects cost estimates and schedules. Assisted in the evaluation of software/hardware and associated documentation.
- As a Project Manager, supported generating formal program reviews, cost analysis and control gates. Tracked project status, plan actions and take minutes in meetings.
- Tracked project status, frequently contact with customers to validate their needs as the overall computing environment and architecture were met. Ensured coordination and information flow between all programs and organizational managers.
- Operating Systems: Linux Red Hat 9.0, UNIX Solaris, Windows NT/ 95/98/2000, XP, ME, Windows 9x, 3.1x, WindowsNT, 2000, 2003 Server, Microsoft SQL.
- Databases: SQL Server 7.0, Oracle9i
- Hardware: Cisco 2950 switches, Cisco 3508G XL, Dell PowerEdge (2600/2850/6400), PowerVault 650F Servers, and configured Dell 6400 Servers. Protocols: TCP/IP, VLANs, DNS, DHCP, WINS, Routing, NetBIOS, SNMP, Token Ring, AV/VTC equipment
- Programming Languages / Software: Microsoft Project, Excel, PowerPoint, Visio, Word, Access, Office, and Outlook. Lotus Notes, Dell Open Management CM, Symantec & McAfee Antivirus, End Case Computer Forensic and Incident Report, XMLSpy, Solaris9,Weblogic9.
- Training: UNIX Essential-Sun Educational Services, 2007; Computer Forensics-Learning Tree International, 2006; Microsoft 2000 Professional Basic Administration-CIA University, 2004; INFOSEC Network Administrator-CIA University, 2003.

PROFESSIONAL EXPERIENCE

ÉXODO SPIRITS CO.   11/ 2011 - PRESENT

- Understand the target markets, and which market strategies can be used to attract clients.
- Research prospective accounts in targeted markets, pursue leads and follow through to a successful agreement.
- Maintain relationships with current clients and identify new prospects within the area you have been assigned.
- Responsible for leading the entire sales process including systematic prospecting, development of opportunity-specific sales strategy, solution presentation, negotiations and closing the deal. They will build and maintain a strong sales pipeline and forecast correlating to pursuit opportunities, prepare and facilitate presentations & proposals as well as close sales and finalize agreements with clients in their assigned territory.
- Brand Development EXODO Tequila, ARCA Tequila.

SALIENT FEDERAL SOLUTIONS   01/2012-02/2014

- Develop documentation that provides a full understanding of the lifecycle of data requirements analysis, systems analysis, program design, risk analysis and documentation preparation for the critical system.
- Core responsibilities articulated strategy and direction to senior management, enunciating key customer requirements, conducting competitive product analysis and market research.
- Traveled to locations, and worked in environments with little to no supervision. 50% or more travel.
- Responsible for Windows servers and the operating systems software and its successful integration with the hardware and applications software of the major computing systems across the organization.
- Responsible for installation and maintenance of the Windows-based operating configurations on all organization Windows servers and desktops and also serve as technical referent on engineering review boards considering all additions to or changes to the operating environment.
- Participate in review boards for all changes or additions to the standard configuration within the organization. Participate in various design reviews.

THE SI ORGANIZATION   03/2010 – 12/2012

Lead System Engineer and contractor to the US Government

- Developed proposals for Automation opportunities for the Integrated Systems (IC) Business Unit within Information Systems Defense Systems.
- Technical lead for re-engineering the process for ingestion of data, primarily cable traffic, into the customer data layer.
- Responsible for providing a total systems perspective which included:
    a. Developed, prepared and track project price proposals.

    b. Developed documentation that provided a full understanding of the lifecycle of data requirements analysis, systems analysis, program design, risk analysis and documentation preparation for the critical system.
    c. Core responsibilities articulated strategy and direction to senior management, enunciating key customer requirements, conducting competitive product analysis and market research.
- Conducted secondary research on previous integrated Information Systems to the intelligence arenas.
- Provide support in areas of data extraction, transformation and load, and data mapping.
- Provided assistance to users in accessing and using business systems. Sets up and maintains computer system such as Open VMS Systems/DSM environments, UNIX systems (SCO and SUN), and Windows NT systems. Analyzed system faults and troubleshooter and runs diagnostic tests on operating systems and hardware to detect problems.
- Evaluated and installed developed software during various phases of testing. Coordinated the remote testing of products in other areas.
- Managed day to day activities within an Agile / Scrum environment.
- Collaborated with product managers and other R&D team leads to develop and launch product features.

BAE SYSTEMS   07/2007 – 3/2010

Principal Systems Engineer contractor to the US Government

- Managed projects that maintained continue service to international communication systems for over fifteen different countries; including Central Arabia and Northern Africa.
- Researched different emerging technologies to make available better service and support for system vulnerabilities.
- Provided a total systems overview, including budget proposals and technical perspective, to non- of the relationships, dependencies, and requirements of hardware and software components.
- Identified requirements life-cycle, to increase support, maintenance, administration, and management.
- Participated in Configuration Control Board (CCB)
- Attended weekly Engineering Review Board (ERB) meetings with Program Management.
- Generated formal documentation, and participated in system and program reviews.
- Provide regular up-dates on annual budget, deployment, and schedules of the systems upgrade.
- Traveled to hostile war-zone locations, and worked in extremely hostile environments with little to no supervision. 50% or more travel.

- Researched, tested, and analyzed a variety of translation hardware and software technologies for a highly sensitive program which facilitates translations to areas from Central Eurasia, Central Arabia to Northern Africa.

BOOZ ALLEN HAMILTON   06/2006 –07/2007
Senior Systems Engineer contractor to the US Government
- Responsible for mail traffic and communication of the daily operations to the support team and management team.
- Created and maintained documentation on tickets arrived to the team VIA SRS on software and hardware dependency to the system, as the utilization, availability in relation to the data. (Targeting a 98% availability of the system)
- Utilized XMLSpy coding software to modify the code to pass data to other counterparts of the intelligence communities by configuring all the current files in the system containing data to meet the content criteria for the export files by configuring all the current files nominations in the system containing ONLY **unclassified** data to meet the content criteria for the export files. This procedure was posted automatically from a production server to standby server.
- Performed daily server monitoring utilizing UNIX (Solaris 9) and weblogic9, which allowed detection of server performance. of the system in relation to the application, as well as hardware/software and unauthorized intrusion to the system.
- Worked with Configurations Management team (CCM) to deliver documentation on-time to the customer on network upgrades and future deployment of software.
- Provided daily wrap-up reports to customer on system interruptions.
- Provided significant contributions to weekly meetings with Program Managers and the Engineering Review Board (ERB)
- Provided on call 24x7 operational supports to customer.

SAIC   04/2005 –0 6/2006
Senior Systems Engineer and contractor to the US Government
- Identified hardware and software vulnerabilities and dependency, and was responsible for the enhancements of an existing intranet to better utilize resources for end-users
- Designed and implemented a database capable of indexing RAW-data collected from different IP providers utilizing Goggle open-source code COST (a taxonomy generation categorizing and labeling documents to provide efficient document searching and retrieval)
- Understanding of the full lifecycle of data requirements analysis, systems analysis, program design, and documentation preparation.
- Implemented, designed, and maintained LAN network with over fifty users utilizing an Intranet Technology. Installed, configured, and integrated customized software and hardware according to the needs of the end-users.
- Maintained Active Directory on Windows 2000 Server
- Implemented security protocols utilizing Symantec Gateway 5620 Firewall and data access control.
- Designed and implemented a secure Wide Area Network (WAN) with Cisco 2950 switches network wide with VLANs, a fiber backbone (Cisco 3508G XL), and Virtual Private Networks (VPN) for CONUS and OCONUS users. WAN provided technical information, requirements and sensitive data access control
- Provided new solution and control gates with the implementation of an improved system engineering plan with life-cycle and support to facilitate migration and replication of sensitive data.
- Implemented and maintained data and analysis on utilization of a Ethernet LAN network's switches and routers
- Explored, identified, and extracted sensitive data from harddrives utilizing (EndCase) forensic software
- Configuration, installation, and management of a COST (Software of the shelf) application allowing captured images and other data to be shared instantly on the network.
- Provided technical support for HUMINT areas of critical importance OCONUS.
- Processed SIGINT RAW information gathered from modern computer technology (classified)

CENTRAL INTELLIGENT AGENCY   09/2003 –0 4/2005
Systems Engineer
- Responded to incoming system tickets for network interruption, providing total system analysis on network parameters/ connectivity in regards to system over-load and controls gates.
- Team Lead for the information services requirements and sensitive data access control, ensured network security, designed and implemented integrated security system solutions, configured and validated secured systems, and tested security products and systems to detect security limitations.
- Administered Lotus Notes servers.
- Enabled secure telecommunication video conferences
- Assisted on the configuration and migration from old legacy systems to the new system, from CWE to CWE2, and the conversion to WINinstall in 2005.

- Designed, implemented, installed, and configured a SQL database with data populated by multiple intelligence community agencies.
- Responsible for configuration of a WAN network that allowed users to search and request information from providers without being identified as a special entity or providing location.

CONNEXTION.NET   2001 – 2003
System Engineer

- Provided customer support for operating systems and solutions to user application issues.
- Chief assistant to customers with peripheral installation and hardware malfunctions.
- Troubleshot Microsoft Operating Systems, including Windows 98, 2000, XP, and ME.

MANPOWER   2001- 2001
System Engineer

- Configured operating systems for the Cisco Systems sales department.
- Migrated Windows 9x and Windows NT4 to Windows 2000 Server.
- Enabled WAN redundancy and the security infrastructure
- Lead and Implemented a back-up solution for the disaster recovery data plan.
- Trained personnel on Windows NT.

INVIVO RESEARCH   1999 – 2000
System Engineer

- Lead tester engineer pre-burn units for accuracy, and failures of installation and integration of hardware and software modules.
- Performed hardware repairs and software installations for various biomedical chemical agents' general anesthetics.
- Tested and calibrated system components and power supplies.
- Built fully functional Oxiplex MXD51 systems used for biomedical research.

ACHIEVEMENTS / AWARDS

- Certification of appreciation from US GOV from the National Counter Terrorism Center for providing excellent support to the mission.
- Certification of appreciation from Booz Allan & Hamilton.